AMENDMENT TO CERTIFICATE OF INCORPORATION

     The total number of shares of stock which the Corporation shall have the authority to issue is 20,000,000 shares of Common Stock, par value $0.50 per share.

     The shares may be issued by the Corporation from time to time as approved by its Board of Directors without the approval of its stockholders. Except as otherwise provided by laws or in this Certificate of Incorporation, the Board of Directors of the Corporation is authorized, by resolution or resolutions from time to time adopted and by filing a certificate pursuant to the applicable law of the State of Delaware, to provide for the issuance of such shares and to fix and state the designations, powers, preferences and rights of the shares and the qualifications, limitations and restrictions thereof.